

April 29, 2015

Via E-mail
Mr. Jonathan Litt
Chief Investment Officer
Land and Buildings
1 Landmark Square, 7th Floor
Stamford, CT 06901

> **Re: The Macerich Company**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 22, 2015 by Orange Capital, LLC, et al.**
> **File No. 001-12504**

Dear Mr. Litt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears you intend to rely on Rule 14a-5(c) to fulfill certain disclosure obligations by reference to the company's proxy statement. Please note that in our view, reliance on Rule 14a-5(c) before the company distributes information to security holders is not appropriate. Please tell us whether you intend to disseminate your proxy statement prior to the distribution of the company proxy statement and, if so, confirm your understanding that you must undertake to provide any omitted information to security holders in the form of a proxy supplement.

2.   In the forefront of your proxy statement, please discuss the potential consequences of the pending litigation involving the submission of nominees by Land and Buildings, including if the company prevails. In doing so, please highlight the likelihood that shareholders using the gold proxy card will be disenfranchised since the company has

indicated that votes for nominees named on the gold proxy card will not be recognized at the annual meeting.

3.   Please state whether you intend to submit votes on Proposals 2 and 3 for all shares of stock for which you have been granted proxy authority if, for any reason, you learn subsequent to receiving such proxy authority that your nominees will not be considered by shareholders at the 2015 annual meeting. We may have further comment.

4.   Please revise your disclosure to describe how the current board of directors has not pursued a "strategic course that would maximize the potential value" of the company.

5.   Please note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for such assertion or revise the statement. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Provide support for your assertion that you are seeking to "change a minority of the board to ensure that the interests of the shareholders are appropriately represented in the boardroom."

6.   With a view toward revised disclosure, please advise us whether any participant has any agreement or understanding with Simon Property Group, Inc. or any affiliates thereof with respect to any future employment or with respect to any future transactions to which the company or any of its affiliates will or may be a party. See Item 5(b)(1)(xii) of Schedule 14A.

Background of this Proxy Solicitation, page 3

7.   Please advise us, with a view toward revised disclosure, how the rumored potential acquisition of the company related to Land and Buildings' decision not to acquire shares of the company's stock in early March. Also advise us how Mr. Litt would have been involved in Simon Property Group's acquisition of the company absent Mr. Coppola's purported urging to the contrary.

8.   Disclosure indicates that on March 20, "the Board, unbeknownst to the public, set its Record Date to be March 20, 2015." Please remove this statement or provide support for the assertion that the company did not set the record date in accordance with NYSE Listed Company Manual Rule 204.21.

9.   Disclosure indicates that on March 25 and March 26, Mr. Leanse denied Land and Buildings' second and third requests for the Questionnaire. Please revise to disclose why Mr. Leanse denied those requests.

10.   Refer to the first entry for March 31, 2015. You disclose that the company announced its decision to reject Simon's final offer "without any negotiation." We note that the company indicated in a press release dated March 31, 2015 that it had maintained communications with Simon. Please revise.

Proposal 1: Election of Directors, page 5

11.   We note your disclosure regarding the independence of your nominees (page 7). Please revise to clarify that a final determination as to your nominees would be made after their election and appointment to the board, as required by the NYSE rules.

12.   Please disclose why you recommend that security holders vote for your nominees.

Who is making this Proxy Solicitation …, page 13

13.   Disclosure indicates that Orange/L&B will solicit proxies. Please provide the information required by Item 4(b)(2) of Schedule 14A.

Annex I: Information on the Participants

14.   Please disclose the percentage of common stock beneficially owned by your nominees. See Item 6(d) of Schedule 14A and Item 403(b) of Regulation S-K.

15.   Please provide all information required by Item 5(b)(viii) of Schedule 14A with respect to the call and put options.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3589 or Daniel F. Duchovny, Special Counsel, at (202) 551-3619 if you have any questions regarding our comments.

                                                    Sincerely,

                                                    /s/ Tiffany Piland Posil

                                                    Tiffany Piland Posil
                                                    Special Counsel
                                                    Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        David Rosewater, Esq.
        Schulte Roth & Zabel LLP